Exhibit 99.1
For immediate release

IMI ANNOUNCES NEW PREVU* STUDY WITH MONTREAL HEART INSTITUTE

Successful completion of study could lead to additional regulatory approvals

Toronto, Ontario (November 23, 2004) --- IMI International Medical Innovations Inc. (Amex: IME; TSX: IMI), a leader in predictive medicine, today announced a new multi-center skin sterol study, led by the prestigious Montreal Heart Institute. The study will determine whether skin sterol values measured by PREVU* Point of Care Skin Sterol Test are substantially equivalent to skin sterol values as measured by IMI’s new lab-processed format of the test, PREVU* Skin Sterol Test LT.

Prominent cardiologist Dr. Jean Claude Tardif, Director of Clinical Research at the Montreal Heart Institute and Associate Professor of Medicine at the University of Montreal, is the principal investigator of the study. The Montreal Heart Institute, which is recognized internationally as a cardiology leader, promotes cardiology research, develops new technologies and contributes to the prevention, rehabilitation and treatment of cardiovascular disease.

"We already know that skin sterol provides a snapshot of the body’s overall accumulation of cholesterol and can be used to predict the extent of plaque build up inside the coronary arteries. This new trial, with the inclusion of the lab test, will significantly extend the scientific validation of our technology to new test formats," said Dr. Brent Norton, President and Chief Executive Officer, IMI. "Most importantly, the successful completion of this trial will pave the way for additional product approvals in key markets as well as milestone payments."

"PREVU* POC is non-invasive and delivers results quickly, which makes it a potentially effective tool to help identify patients who are at higher risk of coronary artery disease --- the number one cause of heart attack," said Dr. Tardif. "PREVU* LT is even simpler to administer, and, if proven successful, will make skin sterol testing even more widely available. Simply, skin sterol testing offers important opportunities to target prevention strategies to the people who need them most."

About the Study
The study, to include 600 patients scheduled for coronary angiography and 100 healthy age- and gender-matched controls, will be performed at multiple sites in Canada, including the Montreal Heart Institute. Patients will be tested with PREVU* POC and PREVU* LT. A fasting serum sample will also be taken and tested for traditional risk factors.

About PREVU*
PREVU* Point of Care Skin Sterol Test, which does not require fasting or the drawing of blood, tests for the amount of sterol in the skin, also known as skin tissue cholesterol. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease.

The PREVU* POC system has been developed into two additional test formats. PREVU* Skin Sterol Test LT, a lab-processed test, samples skin cells from the palm of the hand using a patent-pending device with medical-grade adhesive. The device is then sent to a laboratory where the surface is assessed for skin sterol. IMI is also developing a single-use, three-minute home test, called PREVU* PT.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, branded as PREVU* Skin Sterol Test, will be marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause IMI’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of IMI’s products, reliance on third-party manufacturers, the competitiveness of IMI’s products if successfully commercialized, the ability of IMI to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while IMI routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates. Investors should consult IMI’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier	Jane Lin/Andrea Faville
Director, Communications	The Investor Relations Group
(416) 222-3449	(212) 825-3210
sbolivier@imimedical.com	jlin@investorrelationsgroup.com
afaville@investorrelationsgroup.com